Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2 Date of Material Change

January 3, 2023.

Item 3 News Release

The press release attached as Schedule “A” was released on January 3, 2023, by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Nicolas Bonta

Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

January 3, 2023.

SCHEDULE “A”

Bitfarms Mines 5,167 Bitcoin in 2022, Up 50% Over 2021

- 496 BTC mined in December 2022 -

- 4.5 EH/s and 188 MW operating capacity at year end -

- BTC-backed loan facility paid off in full -

This news release constitutes a “designated news release” for purposes of the Company’s prospectus supplement dated August 16, 2021, to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (January 3, 2023) - Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global Bitcoin self-mining company, provided a Bitcoin (BTC) production and mining operations update for December 2022.

“In December, we energized the remaining portions of The Bunker and Garlock farms, executing our Canadian expansion plan two and one-half months ahead of schedule,” said Geoff Morphy, CEO of Bitfarms. “Activating the full 96-megawatts (MW) in Sherbrooke, as well as completing Warehouse One in Rio Cuarto, and renegotiating miner contract commitments, we have positioned ourselves for strategic growth with minimal cash outlay in 2023.”

Ben Gagnon, Chief Mining Officer of Bitfarms, said, “With the 496 BTC mined in December, our total 2022 BTC mined reached 5,167, up 50% over 2021. We averaged 16.0 BTC mined per day during December. In the month, we deployed new miners and underclocked our least cost-efficient miners. This improved their efficiency by 15%, resulting in a reduction of nearly 4 MW of power consumption and representing substantial cost savings.

CFO Jeff Lucas added, “During 2022, we navigated a challenging year. We increased our financial flexibility during the year and are poised to explore emerging equipment and expansion opportunities during this period of industry consolidation.”

Mining Review

During December, Bitfarms temporarily curtailed operations in Quebec, supporting the community by restoring approximately 4000 megawatt hours (MWh) back to local grids during periods of extreme cold. This enhanced grid strength and resiliency during unusual levels of demand and helped alleviate the grids’ need to run less efficient peaker power plants. The energy curtailment impacted production similar to those of prior winter periods as a normal part of operations.

Key Performance Indicators	Dec. 2022	Nov. 2022	Dec. 2021
Total BTC Mined	496	453	363
Month End Operating EH/s	4.5	4.4	2.2
BTC/ Avg. EH/s	113	105	169
Operating Capacity (MW)	188	182	106
Hydropower MW	178	172	106
Watts/Terahash Efficiency (w/TH)	40	40	44
BTC Sold	1,755	853	35

Select Operating Highlights

●	4.5 EH/s online as of December 31, 2022, up 105% from December 2021 and up 2% compared to November 30, 2022.

●	4.38 EH/s average online for the month of December.

●	113 BTC/average EH/s for the month of December, up 8% from 105 in November 2022.

●	496 new BTC mined during December 2022, up 37% from December 2021 and up 9% from November 2022.

●	16 BTC mined daily on average in December, equivalent to about US$265,600 per day and approximately US$8.2 million for the month based on a BTC price of US$16,600 on December 31, 2022.

Mining Operations

●	In Sherbrooke, Québec:

o	Energized the remaining 12 MW of the Garlock farm reaching the full 18 MW capacity in early December.

o	Brought online the remaining 6 MW of Phase 3 of The Bunker, reaching the full 48 MW capacity in early December.

o	Finished decommissioning the de la Pointe farm and transferred ownership to the City of Sherbrooke, Department of Transportation as planned.

o	Completed the Sherbrooke campus ahead of schedule, activating the entire 96 MW.

●	Completed construction of the first 50-MW warehouse in Rio Cuarto, Argentina.

●	Underclocked nearly 2,300 underperforming miners improving w/TH by 15% with a reduction of nearly 4 MW of power consumption representing important cost savings.

●	Scheduled 5,600 miners, capable of 540 PH/s, for deployment in Q1 2023, to expand EH/s and eventually replace underperforming miners.

●	Curtailed operations restoring 4000 MWhs to the grid.

Bitfarms’ BTC Monthly Production

Month	BTC Mined 2022		BTC Mined 2021
January	301		199
February	298		178
March	363		221
April	405		232
May	431		262
June	420		265
July	500		391
August	534		354
September	481		305
October	486		343
November	453		339
December	496		363
Total YTD	5,167	*	3,453	*

*Due to rounding, numbers may not add up precisely to totals.

Financial Update

●	Sold de la Pointe farm for $3.6 million in net cash net proceeds.

●	Paid $16.5 million to fully extinguish the BTC-backed facility.

●	Paid down $2.0 million in equipment related indebtedness during the month, leaving an outstanding balance of $47.0 million.

●	Sold 1,755 BTC during December 2022, generating total proceeds of $29.9 million.

●	Held 405 BTC in custody at December 31, 2022, representing a total value of approximately $6.7 million based on a BTC price of $16,600.

●	Held approximately $31 million in cash and cash equivalents at December 31, 2022.

●	Renegotiated miner purchasing agreements, extinguishing payment obligations of $45.4 million without penalty and establishing a $22.4 million credit for pre-paid deposits to be applied against future purchase agreements.

Conferences and Events

Bitfarms plans to attend the following events in the next month:

●	January 10-12: 25th Annual Needham Growth Conference, New York City

o	January 11, 3:45 pm ET – Presentation

o	Webcast Registration

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin self-mining company. Bitfarms runs vertically integrated mining operations with in-house management and company-owned electrical engineering, installation service, and onsite technical repair. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms has 10 mining facilities around the world, which are housed in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using renewable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the expanded operations in Québec and Argentina, the impact of renegotiated miner commitments, enhanced equipment operation, the benefits of reductions in indebtedness, the impact of energy curtailment programs in the Province of Québec, expectations for monthly growth, targets, and goals for productive capacity and hashrates and other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2021, filed on March 28, 2022. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Matt Weaver

+1 339-234-3332

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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